Exhibit 4.5
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of September 28, 2019, Sanmina Corporation (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Common Stock (as defined below).
Description of Common Stock
The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and our Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of Delaware law, for additional information.
Authorized Capital Shares
Our authorized capital shares consist of 166,666,666 shares of common stock, $0.01 par value per share (“Common Stock”), and 5,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”), 1,000,000 shares of which are designated as Series A Participating Preferred Stock. The outstanding shares of our Common Stock are fully paid and nonassessable.
The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company (the “Board of Directors”) is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and or within the limitations or restrictions stated in any resolution(s) of the Board of Directors originally fixing the number of shares of Preferred Stock constituting any series, to increase or decrease (but not below the number of any such series of Preferred Stock then outstanding) the number of shares of such series of Preferred Stock subsequent to the issue of shares of that series of Preferred Stock, to determine the designation of any series and to fix the number of shares of any series of Preferred Stock.
Voting Rights
The holders of outstanding shares of Common Stock shall have the right to vote on the election and removal of all of the members of the Board of Directors and on all other matters to be voted on by the stockholders of the Company. At every meeting with respect to matters on which the holders of outstanding shares of Common Stock are entitled to vote, the holders of outstanding shares of Common Stock shall be entitled to one vote per share and do not have cumulative voting rights.
Dividend Rights
Subject to the rights of holders of outstanding shares of Preferred Stock, if any, when, as and if dividends or distributions are declared on outstanding shares of Common Stock, whether payable in cash, in property or in securities of the Company, the holders of outstanding shares of Common Stock shall be entitled to share equally, share for share, in such dividends and distributions.
Liquidation Rights
Subject to the rights of holders of outstanding shares of Preferred Stock, if any, upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of outstanding shares of Common Stock shall be entitled to share equally, share for share, in the assets of the Company to be distributed among the holders of outstanding shares of Common Stock.
No Preemptive of Similar Rights
Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Holders of Common Stock may act by written consent.
Listing
The Common Stock is traded on the Nasdaq Global Select Market under the symbol SANM.